Exhibit 99.1

XP INC. ANNOUNCES RESULTS OF

ANNUAL GENERAL MEETING HELD ON OCTOBER 1, 2021

São Paulo, Brazil, October 1, 2021 – XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, announced today that the resolutions as set out in its Notice of Annual General Meeting dated October 1, 2021 were duly passed at its Annual General Meeting held today. As a result, in connection with the consummation of the Merger, XPart was merged into XP and XPart ceased to exist , providing XPart's stockholders the opportunity to hold direct interest in XP, by holding either Class A Shares issued by XP (Itaúsa, IUPAR, and holders of Itaú Unibanco's ADRs) or BDRs issued by XP (other XPart's stockholders). The Brazilian Depositary Receipts (BDRs) of XP Inc. are expected to start trading at B3 as of October 4, 2021. Additional information regarding the merger can be found at www.xpartsa.com.br.

XP believes that this transaction will enhance its corporate governance structure and contribute to improve its capital structure and leverage capacity, so that the controlling shareholders of XP and GA will be the only holders of Class B shares of XP, which are entitled to 10 votes per share. Therefore, controlling shareholders are expected to increase their voting rights from 55.4% to 68.3%. Additionally, the Company’s flexibility for certain strategic decisions will be enhanced following the elimination of certain veto rights previously held by Itaú Unibanco.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins

Antonio Guimarães

Marina Montemor

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com